

Mail Stop 3720

March 10, 2009

Mr. Juan Carlos Ramos
President, Chief Executive Officer
Cortelco Systems Puerto Rico, Inc.
Parque Industrial Caguas Oeste
Road 156 Km 58.2
Valle Tolima, Caguas PR 00727-0137

> **RE: Cortelco Systems Puerto Rico, Inc.**
> **File No. 000-49626**
> **Form 10-KSB for the year ended July 31, 2008**
> **Filed November 7, 2008**
>
> **Form 10-Q for period ended October 31, 2008**
> **Filed December 15, 2008**

Dear Mr. Ramos:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended July 31, 2008

Item 1. Description of Business, page 1

1.   We note the existence of a privately-held company, Cortelco, providing telecommunication products, based in Mississippi (www.cortelco.com) ("Cortelco MS"). We note that your controlling shareholder David L. Lee also controls

Cortelco MS. We also note that Mr. Duffy serves as the Vice President of Operations of the Company and as an executive officer of Cortelco MS. Revise your disclosure to discuss the past and present relationship between these two companies. Discuss whether both companies compete for customers, and whether there are any potential conflicts of interest because of their similar businesses and common control.

Customers, page 3

2.   We note your disclosure discussing Telephony services provided to one major customer representing 42% and 40% of the Telephony segment's total revenues for years ended July 31, 2008 and 2007, respectively. In addition, we note your disclosure that this customer represents approximately 40% and 47% of the segment's accounts receivable for the years ended July 31, 2008 and 2007, respectively. Please include the names of all major customers whose sales generate close to or over 10% of the company's revenues. In addition, please file your material contract(s) with these customers or explain to us why you determined you were not required to file them pursuant to Item 601(b)(10) of Regulation S-K.

Item 3. Legal Proceedings, page 4

3.   We note your disclosure relating to a legal proceeding involving a former employee with alleged damages totaling approximately $5 million. Please comply with all of the disclosure requirements of Item 103 of Regulation S-K. Include the name of the court or agency in which the proceedings are pending, the date instituted, and a description of the factual basis underlying the proceeding.

Item 6. Management's Discussion and Analysis, page 6

4.   Please consider including an "Overview" section that provides a balanced, executive-level discussion identifying, on a past and prospective basis, the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction or overview would:

        a.   include economic or industry-wide factors relevant to the company and serve to inform the reader about how the company earns revenues and income and generates cash without merely duplicating disclosure in the Description of Business section; and

        b.   provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

Liquidity and Capital Resources, page 6

5.   Please include in this section a detailed discussion of actions that management has already taken as well as future plans, both in the short term and long term, to address your liquidity needs. You should provide a detailed discussion of management's viable plan for financing your operations. Discuss in detail your cash requirements during the next twelve months and your ability to generate sufficient cash to support operations. Specifically, include a discussion of the manner in which you intend to generate future revenues and satisfy, where necessary, your debt obligations. We note your disclosure on page 9 discussing your negotiations surrounding the purchase of the Company's main facilities and the requirement to obtain debt financing to complete the purchase.

Exhibit Index, page 30

6.   Please file as exhibits all material lease contracts entered into by you or explain to us why you determined you were not required to file them. Refer to Item 601(b)(10)(ii)(D). We note your disclosure in the Financial Statements discussing contractual lease agreements entered into by you.

Exhibits 31.1 & 31.2. Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

7.   We note the Chief Executive Officer and Chief Financial Officer included an additional sentence at the end of the certifications contained in the 10-KSB and 10-Q for the quarter ended October 31, 2008, required by Exchange Act Rule 13a-14(a). Please remove this sentence from the certifications in both periodic reports. In addition, do not add commas, change articles, pronouns, and punctuation in one or more places in the certification. Exchange Act Rule 13a-14(a) requires that the certifications be in the exact form as in the applicable disclosure standard. Refer to Item 601(b)(31) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810 with any questions.

Sincerely,

Assistant Director
Larry Spirgel